July 21, 2006

Via Federal Express and EDGAR

Kathleen Collins, Accounting Branch Chief
April Coleman, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re:
Response to SEC Comment Letter dated July 6, 2006
Tribeworks, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006
Form 10-QSB for Fiscal Quarter Ended March 31, 2006
Filed May 22, 2006
Form 8-K Filed on January 26, 2006
File No. 000-28675

Dear Madams:

We are in receipt of your letter dated July 6, 2006 in relation to the above referenced items. We appreciate the opportunity to respond to the comments and also the assistance provided by the comments towards enhancing our filings in accordance with applicable disclosure requirements. Please find below our response to the each of the comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm for 2005, page 18

1.
At the time of appointment of HLB Cinnamon Jang Willoughby as the Company’s Auditors, the majority of the incoming Board of Directors and Officers were resident in Vancouver, British Columbia, Canada and the Company was about to take a new business direction. The Board thought that it was appropriate to appoint a firm of PCAOB registered independent accountants that were close by and therefore readily accessible to the Company’s key management personnel. With the Company now taking on a more international approach to its business, it has been proposed that the Company change to an independent accounting firm that has more international experience, and that has offices in the various locations in which the Company now does business, so that the same firm can conduct all of the group audit. Previously, the majority of the Company’s revenues were earned in North America. However, with the acquisition of Atlas Technology Group (“Atlas”), future revenues will be derived from Europe, North America and Asia-Pacific; the Company’s assets will be split between North America and Europe; and the Company’s management and accounting records are now located in Malta, which is where the majority of the Company’s audit work will need to be conducted moving forward.

111 Via Quito · Newport Beach, CA 92663
Tel +1.949.274.3633 · fax +1.949.723.0970

Response to SEC Comment Letter dated July 6, 2006

Certifications Pursuant to Rules 13A-14 and 15D-14 of the Securities Exchange Act of 1934, as Amended, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibits 31.1 and 31.2

2.
The reference in paragraph 4 of our Section 302 Certifications and the inclusion of paragraph 4(b) was due to a misunderstanding of the instructions for these certifications. Our understanding was, as you noted in Comment 7 of your letter dated July 6, 2006, that “the language of the certification may not be altered in any manner.” We thought that we were required to use the exact language of the Section 302 Certifications, without any changes, and we were not aware of the temporary footnote allowing issuers who don’t yet have to comply with the internal controls disclosure to temporarily modify that portion of the Section 302 Certifications. We will remove this language from future Section 302 Certifications until the appropriate time, and we thank you for bringing this to our attention. As a Company taking on a new direction in its business, our Board is still in the process of developing and implementing internal control over financial reporting. We will consider the guidance of SEC Release 34-47986 in the future.

Form 8-K Filed January 26, 2006

3.
The financial statements that were attached to the Share Purchase Agreement attached as an exhibit to our Form 8-K filed on January 26, 2006 were the actual financial statements of Atlas, the Maltese company we acquired. These financial statements and were audited by Atlas’ Maltese auditors in accordance with Maltese law, and then were subsequently reformatted and represented in accordance with US GAAP and included as Note D to our financial statements included in our Form 10-QSB for the Fiscal Quarter Ended March 31, 2006. We are in the process of having the accounts of Atlas reaudited by a PCAOB audit firm and will file those financial statements in a revised Form 8-K/A as soon as the reaudit is completed.

4.
The “true and fair view of the company’s state of affairs” wording was provided by the Maltese auditors to the actual existing financial statements of Atlas, which was beyond our control. As stated in Response 3 above, these financial statements were subsequently reformatted and represented in accordance with US GAAP and included as Note D to our financial statements included in our Form 10-QSB for the Fiscal Quarter Ended March 31, 2006, and we are in the process of having the accounts of Atlas reaudited by a PCAOB audit firm and will file those financial statements in a revised Form 8-K/A as soon as the reaudit is completed.

5.
As stated in Response 3 above, the financial statements that we attached to our Form 8-K filed on January 26, 2006 were the existing financial statements of Atlas, which were an exhibit to the Share Purchase Agreement. The US and New Zealand subsidiaries to which your comment refers are subject to their own audit jurisdictions, which did not allow the Maltese auditors to carry out the work. The total assets in the US subsidiary comprised solely of cash at bank of U$43,670.58, which amounted to 5% of the total consolidated assets (based on the total consolidated assets of TakeCareofIT Holdings Limited (d/b/a Atlas Technology Group) of US$852,145). The total assets in the New Zealand subsidiary comprised of cash at bank of NZ$13,801 (US$9,586) and furniture and equipment of NZ$7,638 (US$5,305), which amounted to less than 2% of the total consolidated assets. In both cases, Baker Tilly Sant, who audited the Maltese group financial statements, were provided with the accounting records, bank statements, bank confirmations, ledgers and financial statements for the two overseas subsidiaries to review and confirm these amounts as part of their audit process. HLB Cinnamon Jang Willoughby has also seen the same bank audit confirmations and financial records of Atlas.

111 Via Quito · Newport Beach, CA 92663
Tel +1.949.274.3633 · fax +1.949.723.0970

Response to SEC Comment Letter dated July 6, 2006

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Unaudited Consolidated Balance Sheet, page 3

6.
In preparing the pro forma balance sheet incorporating the Atlas audited financial statements as of December 31, 2005 into those of the Company, the Atlas statements were adjusted and reformatted to US GAAP, and non-US GAAP items were eliminated. With regard to the asset and liability items remaining, these were all assets and liabilities (no revenues and expenses) that are normally treated on a historic cost basis within US GAAP while at the same time reflecting the fair value of the assets acquired, as such assets were primarily newly-acquired by Atlas and thus their historic cost also reflected their fair value. With respect to disclosing the information required by Item 310(b)(2)(iv) of Regulation SB and paragraph 58 of SFAS 141, the Company is currently reviewing the disclosures required by FASB 141 in relation to the acquisition of Atlas as part of the preparation of the revised Form 8-K/A we intend to file as soon as the reaudit of Atlas in accordance with US GAAP is completed.  We believe that most of the disclosure required by paragraphs 51 and 58 of FASB 141 are set forth in the notes to our financial statements included in our Form 10-QSB for the Fiscal Quarter Ended March 31, 2006.  However, additional disclosure may be required, particularly in relation to the pro-forma income of Atlas and the purchase price paid. Once the financial management of the Company completes its review of the disclosure requirements of FASB 141, and compares them to the disclosure included in our Form 10-QSB for the Fiscal Quarter Ended March 31, 2006, if it determines that any additional disclosure is required, we will include such additional disclosure in the revised Form 8-K/A and in our future periodic filings, and will amend any previous periodic filings to the extent necessary.

Certifications Pursuant to Rules 13A-14 and 15D-14 of the Securities Exchange Act of 1934, as Amended, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibits 31.1 and 31. 2

7.
Messrs. Jacobson and Marra did sign the Section 302 Certifications in their individual capacities. We did not intend for the inclusion of the title of the office held by the signatory to indicate otherwise, but merely thought inclusion of the title served as an identifying factor. We will not include titles on our Section 302 Certifications in the future.

111 Via Quito · Newport Beach, CA 92663
Tel +1.949.274.3633 · fax +1.949.723.0970

Response to SEC Comment Letter dated July 6, 2006

As requested in your letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws or the United States.

We appreciate the opportunity to respond to the Commission’s comments related to our Form 10-KSB, Form 10-QSB and Form 8-K filings referenced above. We believe that the comments were informative and educational for meeting our disclosure requirements and will make every effort in the future to ensure that these requirements encompass the comments made. Additionally, we believe that neither the comments nor our responses above require any amendments to our Form 10-KSB or Form 10-QSB filings referenced above in order to provide a reader or investor with significantly better information to make a decision. We do believe that the comments and our responses above should be and will be incorporated into our future filings. Additionally, as described in Response 3 above, we are in the process of having the accounts of Atlas reaudited by a PCAOB audit firm and will file those financial statements in a revised Form 8-K/A as soon as the reaudit is completed.

Thank you for your consideration.

Sincerely,

Peter B. Jacobson
Chief Executive Officer

111 Via Quito · Newport Beach, CA 92663
Tel +1.949.274.3633 · fax +1.949.723.0970